Exhibit 3

Part III Item 11:   Trading Services, Facilities and Rules

c.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION: Orders submitted in any trading mode, whether committed or uncommitted, are executed based on time priority, marketability and in accordance with the order's designated trading mode and any Subscriber-selected counterparty restrictions (i.e. for priority purposes, the ATS does not differentiate between orders based on trading mode or whether the order is committed or uncommitted).

There is no "tiering" of Subscribers for matching and execution purposes in BlockCross and marketable orders are executed based on time priority. Subscribers within a particular class (e.g., broker-dealer or institutional) do not receive matching and execution priority as compared to Subscribers in another class, and all trading modes receive the same execution priority. Where an order has been submitted in both AutoEx and Confirm modes (i.e., the order is eligible for execution under either mode), the order will first match in AutoEx mode in the event the eligible contra-party interest with highest time priority exists in both modes.

Orders will match where both orders are eligible to execute at the midpoint of the NBBO or at a price within the NBBO spread. If two or more orders with eligible limit prices have the same symbol and side, priority is given to the order deemed by BlockCross to have been received first. BlockCross does not permit the execution of orders when the NBBO is locked or crossed.

BlockCross currently supports the following reference prices for pegged orders (see Part III, Item 7): (1) Last Executed Price; (2) Volume Weighted Average Price; (3) Midpoint; (4) Market; and (5) Primary. Such orders will become eligible to execute when the reference price to which the order is pegged falls within the NBBO. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes.

If any order submitted for execution to BlockCross remains unexecuted or only partially executed at any time during the trading day, those orders remain in BlockCross until the earlier of: (a) their full execution in BlockCross; (b) the end of the relevant trading day; (c) the Subscriber cancels the order; (d) with respect to "uncommitted" orders, the ATS is notified that the underlying shares of the order were executed in another trading venue, (e) the Subscriber fails to confirm a System Match in the confirm trading mode; (f) the Subscriber receives notification of a System or Preliminary Match under the relevant trading mode with respect to an uncommitted order and the Subscriber's system fails to indicate that a sufficient quantity of the shares are available to execute the match; (g) in the event that the connectivity between the Subscriber's systems and the ATS or Front End, as applicable, is disconnected or (h) the Subscriber logs out of or is otherwise disconnected from the BlockCross Desktop Application, unless the relevant Subscriber has provided a separate standing written instruction to BlockCross indicating this event should not result in the removal of any orders from BlockCross. If the size of a partially executed order is below the system's relevant minimum trade quantity (see Part III, Item 8), the order will remain in BlockCross as an order ineligible for execution until the Subscriber either cancels the order, adds sufficient shares to make the order eligible for matching and execution or the order otherwise expires at the end of the trading day.

COMMITTED AND UNCOMMITTED ORDERS: Uncommitted orders are not executed on BlockCross until BlockCross has verified that the Subscriber's shares are still available. Committed orders are available for matching and execution with other committed orders as well as uncommitted orders, so long as both orders have been submitted in the same trading mode. The ATS will attempt to verify uncommitted trading interest, following an initial match in either trading mode. The verification is an automated, system-to-system messaging process wherein the ATS communicates directly with a Subscriber's OMS/EMS system via FIX connection. The ATS has the ability to use other message types, as may be required by a Subscriber's systems. The verification process generally takes approximately 4.5 seconds. If after 4.5 seconds the Subscriber's system has not responded, the ATS will consider the shares unavailable.

TRADING MODES: Generally, trading interest submitted in AutoEx mode may be executed without further instruction from the Subscriber. The ATS must confirm the availability of any "uncommitted" shares submitted in AutoEx mode prior to execution. Trading interest submitted in Confirm mode must be confirmed or "firmed-up" prior to execution (such confirmation is separate from confirming the availability of any uncommitted shares). Subscribers utilizing the Desktop Application may utilize both AutoEx and Confirm Modes to manually manage their trading interest in the Front End. Subscribers that do not utilize the Desktop Application may submit orders in AutoEx mode but must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches for their orders submitted in Confirm mode.

Orders submitted in AutoEx mode are available for matching and execution with other orders submitted in AutoEx mode but are not eligible for matching with orders submitted in Confirm mode. Orders submitted in Confirm mode are available for matching and execution with other order submitted in Confirm mode but are not eligible for matching with orders AutoEx mode.

AUTOEX MODE: Subscribers submitting orders in AutoEx mode may select any available pricing instructions (see Part III, Item 7), an ultimate limit price, and may designate a minimum quantity. In AutoEx mode, a committed order will be executed automatically when eligible committed contra-side interest is identified. Following a match where one or both sides of the match are uncommitted, the ATS must first verify that the uncommitted shares are still available ("**Preliminary Match**").

Following a Preliminary Match, and during the verification process, neither an uncommitted order nor a committed order will be available for other matching opportunities in the ATS.

After a Preliminary Match and after the ATS has completed the verification process, the following may occur: (1) Shares underlying the uncommitted order are available: The ATS will convert the uncommitted order to a committed order and, to the extent eligible committed contra-side interest remains available, the order is automatically executed in BlockCross. In the event the contra-side interest is no longer available, the match will not result in an execution and the initially uncommitted order will be converted back to an uncommitted order and will retain its original priority; (2) Shares underlying an uncommitted order are unavailable: The uncommitted order will not be converted to a committed order, the match will not result in an execution, and the uncommitted order will be cancelled; (3) Both sides available but match and execution result in a partial fill: If the match and execution result in a partial fill of the Subscriber's formerly uncommitted order, the remaining shares retain the designation of committed in BlockCross for a limited time to allow the system to seek other matching opportunities. This period of time generally takes no more than five seconds from the time of the Subscriber's last execution and is reset following each execution for a maximum of 45 seconds. In each case, following the release of any shares underlying a committed order, the order associated with those shares returns to the status of uncommitted in BlockCross ATS and retains its original time priority status.

BlockCross will price ~~attempt to execute~~ all AutoEx-mode orders at the midpoint of the NBBO ~~(or some price within the NBBO spread)~~ at the time ~~that BlockCross ATS determines that orders are eligible to cross~~ of automatic execution. ~~If at the time of order print the original midpoint match price is no longer within the NBBO (i.e., where one or more orders were uncommitted), the execution price will be increased to the best (i.e., highest) available bid price at the time of order print (if such bid is higher than the original midpoint match price at such time) or decreased to the best (i.e., lowest) available offer price at time of order print (if such offer is lower than the original midpoint match price at such time).~~

AutoEx-mode orders that are pegged to a reference price will execute only where the midpoint is: (i) for buy orders, equal to or lower than the pegged price at the time of execution; or (ii) for sell orders, equal to or higher than the pegged price at the time of execution. No execution will take place where the midpoint is: (i) higher than the pegged price for buy orders; or (ii) lower than the pegged price for sell orders.

ACTIVITY ALERTS: In the event a Subscriber receives an Activity Alert (see Part III, Item 9) a message will appear on the Subscriber's Desktop Application alerting the Subscriber of potential contra-side activity in the Front End. Activity Alerts display the symbol and side of the orders and do not display the size of the order or the identity of the potential counter party. Upon receiving the Activity Alert, each Subscriber may accept or reject the notification. In the event both Subscribers accept, each Subscriber will receive a pop-up on their Desktop Application that will allow each Subscriber to enter a quantity and limit price at which they are willing to trade. If after this process the match is eligible for execution, the order will execute in accordance with the process listed above. If after this process the match is ineligible for execution, no execution will occur and each order retains its original priority as well as its original price and size conditions. In the event one or both of the Subscribers reject the Activity Alert, no match will occur and each order retains its original priority as well as its original price and size conditions.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). Subscribers submitting orders or trading interest in Confirm mode may select any available pricing instructions (see Part III, Item 7) and set an ultimate limit price. In the event the Front End identifies a natural trading opportunity (e.g. the pricing instructions for both sides have been met and the orders are eligible for trading), both the buyer and the seller will receive notification of the potential trading opportunity ("**System Match**"). The notification received will identify the symbol and side of the trading opportunity and allow the Subscriber to enter the amount of shares they are willing to trade.

The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a System Match (i.e., authorize the execution of their orders) within thirty seconds of the System Match. Once a Subscriber has been notified of a System Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period (see also Part III, Item 9). Subscribers that use the BlockCross Desktop Application may manually confirm a match. Additionally, Desktop Application users may establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any System Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all System Matches under Confirm mode. Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all System Matches.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the System Match. Further, where a Subscriber fails to affirmatively acknowledge a System Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders from that Subscriber with the same symbol and side.

If a Subscriber affirmatively acknowledges a System Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the System Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

As noted above, Subscribers may submit uncommitted orders in Confirm Mode. In Confirm Mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted, unless the Subscriber then elects to set all or a portion of the order as an AutoEx order.

By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

As noted above, Subscribers that do not use the Desktop Application cannot manually acknowledge a System Match and may only use Confirm Mode by electing to use a standing instruction to automatically and immediately accept all System Matches in Confirm Mode. Separately, only Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the conversion of an uncommitted order be delayed until the acknowledgment of a Confirm Match.

CONFIRM (BUYER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, BlockCross captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the lower of these two midpoints. However, if the lower of these two midpoints is no longer within the NBBO at the time of order print, the execution price will be increased to the best (i.e., highest) available bid price at the time of order print (if such bid is higher than the lower of these two captured midpoints at such time) or decreased to the midpoint of the NBBO at the time of order print (if the best offer at the time of order print is lower than the lower of these two captured midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

CONFIRM (SELLER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, BlockCross ATS captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the higher of these two midpoints. However, if the higher of these two midpoints is no longer within the NBBO at the time of order print, the execution price will be increased to the midpoint of the NBBO at the time of order print (if the best bid at the time of order print is higher than the higher of these two captured midpoints at such time) or decreased to the best (i.e., lowest) available offer price at the time of order print (if such offer is lower than the higher of these two midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

PRICE PROTECTION: Confirm mode offers an optional "price protection" feature in Confirm Mode to mitigate the impact of price movement during the thirty second confirmation time period. This feature is a default functionality of BlockCross, but Subscribers may affirmatively elect to have it deactivated for their confirm mode trades. The price protection feature calculates a standardized maximum and standardized minimum allowable trade execution price for each of the buyer and seller, respectively, based on criteria (e.g., spreads that vary based on range of publicly traded price of the underlying security) set by BlockCross in its sole discretion. If the actual trade execution price, as calculated above, would violate these maximum or minimum prices, there will be no trade. See Exhibit 3.

SHORT SALES: BlockCross is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. BlockCross will only accept orders marked "short exempt" from broker-dealer Subscribers.

EXECUTION ERRORS: For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures").

The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by the primary market, ILLC will cancel both sides of any erroneous trade.